Weil, Gotshal & Manges LLP
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February 8, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Celia A. Soehner

Re:	Generac Holdings Inc.
Registration Statement on Form S-1
File No. 333-162590

Dear Ms. Soehner:

On behalf of our client, Generac Holdings Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 6 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company (File No. 333-162590), together with exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of February 5, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Experienced management, page 4

1.                                      Please reconcile the 6.7% mentioned on page 4 with the 62.3% on page 126.

The Company respectfully advises the Staff that the 6.7% mentioned on page 4 represents the approximate percentage amount of the Company’s outstanding common stock that members of the Company’s senior management will own upon the consummation of the offering on a fully diluted basis, including shares representing 3.6% of the fully diluted shares of common stock which are issuable upon the exercise of stock options to be granted to management in connection with the offering but are not included in the principal stockholder table on page 126 because such options are not excercisable within 60 days.  By contrast, the 62.3% mentioned on page 126 represents the percentage amount of the Company’s outstanding common stock that the Company’s executive officers and all the members of the Company’s board of directors will beneficially own upon the consummation of the offering including share grants made to executive officers and directors but excluding options that are not exercisable within 60 days.  The principle reason for the large difference in these two figures is attributable to the shares that may be deemed to be beneficially owned by Messrs. Murray and Walsh, each of whom is a non-executive director, as a consequence of their being members of a CCMP Capital Investment committee, as described in footnote (5) on page 127.  The Company has clarified the disclosure on page 4 to underscore the different approaches.

Selected historical consolidated financial data page, 41

2.                                      If material, please revise your presentation of pro forma earnings per share to include the effects of using the proceeds of the offering to pay off debt.  Include a footnote to your presentation to disclose the impact of the interest expense adjustment.

The Company has revised the disclosure on page 42 to include a line item that illustrates the effects of using the proceeds of the offering to pay off debt.  In addition, the Company has included a footnote on page 43 to disclose the impact of the interest expense adjustment.  The calculation gives effect to the issuance of shares in the offering and the related issuance of shares to members of the board of directors and executive officers, as if each of these issuances occurred at the beginning of each of the periods and were outstanding for the entire period.  The Company agrees that such disclosure provides additional useful information, whether or not such information may be deemed material to investors.

Products, page 87

3.                                      In response 29 of your letter to us dated December 16, 2009 you appear to indicate that the product classes that you disclose in your prospectus per Regulation S-K Item 101(c)(1)(i) represent the product breakdown that you use when discussing your business externally.  However, we understand that in the road show related to this offering, your CEO refers to several product classes that differ from the disclosure in your prospectus, including your “natural gas product line” on which you intend to focus and use as a basis for taking share from competitors.  Please reconcile such statements with your responses to our prior comments regarding your disclosure required by

Regulation S-K Item 101(c)(1)(i).  It is unclear how your prospectus disclosure provides investors required information to evaluate your statements regarding your product classes, including the historic contribution of these classes and the trends demonstrating whether you are achieving the developments by product class that you appear to be promoting as a basis for investing in your securities.

The Company advises the Staff that the CEO’s reference to the “natural gas product line” in the roadshow presentation when discussing natural gas powered generators was a discussion of a feature of its products and not intended to imply that this feature constitutes a separate class of product.  The reference was meant to highlight the Company’s focus on natural gas fuel systems for industrial and commercial generators and the market demand for these products, as described in the Registration Statement. The Company believes that the CEO’s statement should be viewed in the context of the overall roadshow presentation, including the CFO’s discussion of the financial results, which focused on the Company’s three basic product categories.

The Company respectfully submits that the fact that the Company discusses various features of its generators, such as unit size, range of power output, engine type or fuel source as part of a broader discussion of what makes the Company’s product offerings attractive should not lead one to conclude that generators having any one or more of these features, which cut across and overlap all of the Company’s end markets, should be viewed as separate classes of similar products under Item 101(c)(1)(i).  For example, industrial and commercial generators are available from the Company with diesel, natural gas, propane, or Bi-Fuel™ (combined diesel and natural gas) fuel systems (which can be selected by the customer based on their fuel preference).  In the case of Bi-Fuel™ generators, the same generator can run on either natural gas or diesel fuel.

As the Company has previously advised the Staff, the Company has taken the position that it has three categories of products: residential power products, industrial and commercial power products and other power products.  It is on the basis of these three product categories that the Company provides operating and financial data internally (including to its board of directors) and externally (including to its lenders and rating agencies).

As disclosed in the Registration Statement, the Company’s generators are fueled by natural gas, liquid propane, gasoline, diesel and Bi-Fuel™.  While customers can choose a generator that meets their needs based on fuel availability, fuel storage, cost and other factors, their decision to buy a product is ultimately driven by their demand for a standby generator for their home, business, manufacturing facility or municipal building.  Regardless of the type of fuel used to power the generator, the generators within each of the Company’s product categories (residential power products, industrial and commercial power products and other power products) share the same manufacturing platforms, distribution channels and end-users/customers.  Demand for generators with differing features, including fuel source, is driven by the same factors across each of these product categories.  The term “natural gas generator” merely describes the type of fuel that can be used in the Company’s products, and like all of the Company’s other products, natural gas generators have the same end-users and same primary customer usage in their respective product categories.

In addition, the Company believes the statement in the roadshow highlighting the demand for generators fueled by natural gas in the industrial and commercial market is consistent with the disclosure in the Registration Statement.  Examples of disclosure in the Registration Statement addressing the natural gas feature include:

•                                          page 78: “Even in the more mature industrial market, we believe there are additional opportunities for penetration, especially given the benefits provided by natural gas engines over more common diesel engine-based generators.”

•                                          page 81: “We believe we will experience growth in [the light commercial and industrial] markets as potential end-users recognize that our modular power systems and our natural gas engine platforms provide increased efficiency, affordability and flexibility, by allowing the addition of generating capacity or the maintenance of existing generators without replacing other modules.”

•                                          page 83: “[W]e believe that the lower cost of natural gas powered generators for commercial purchasers such as retail stores, nursing homes, bank branches and gas stations has expanded the market by making the return on investment more compelling for these businesses.”

Further, the Company has added disclosure on page 17 of the “Risk factors” section to make clear that the risks that affect demand for the Company’s products also have an impact on the Company’s ability to realize the benefits of the market opportunity associated with generators with natural gas features.  The Company has also added disclosure on page 82 to clarify why this opportunity is particularly relevant for the Company, given that certain of the Company’s competitors in the industrial and commercial market manufacture diesel engines, while the

Company does not.  The Company also has added a cross-reference to “Risk factors—Risks related to our business and industry” to insure that investors reading the discussion of this opportunity are aware of the associated risks.  The Company believes that this additional disclosure, taken together with the explanation set forth above, makes clear that the Company is merely describing why the Company believes it has an opportunity to increase market share in one of its product categories, i.e., industrial and commercial, but the fact that the Company believes this opportunity exists should not create an inference that generators capable of using one particular fuel source constitute a separate class of products for purposes of Regulation S-K Item 101(c)(1)(i).  The Company further believes that the disclosure about this opportunity in the Registration Statement, including the references described above and the risk factors included in the Registration Statement, provides investors with a balanced presentation and sufficient information with which to evaluate the Company’s statements about this opportunity.

Employment agreements and severance benefits, page 112

4.                                      We note your response to prior comment 12.  However, we note that your disclosure on page 114 indicates that Mr. Jagdfeld would be entitled to “payments equal to 200% of [his] target annual bonus” in addition to any earned annual bonus, as mentioned in clause (2) at the top of page 114.  Therefore, it appears from the disclosure that the aggregate bonus amount that Mr. Jagdfeld would have been entitled to receive is $750,000 plus any annual bonus that he earned for the year.  Please advise.

The Company respectfully advises the Staff that the Staff’s understanding of the payment due to Mr. Jagdfeld is correct, which is why the disclosure on page 114 states that Mr. Jagdfeld would have been entitled to “$750,000…plus any accrued and unpaid base salary, vacation pay and bonus.”  In response to the Staff’s comment, the Company has revised the disclosure on page 114 to clarify that Mr. Jagdfeld and Ms. Tabat would be entitled to any earned annual bonus for 2009 in addition to the aggregate amounts disclosed, but that the amount of their 2009 bonus is not yet calculable as described on page 108 in “Executive compensation—Summary compensation table.”

Underwriting, page 138

5.                                      Please revise to clarify, if true, that you do not intend the disclosure added on pages 143 and 144 to apply to United States investors.  We note for example your statement regarding the document being confidential.

The Company has revised the disclosure on pages 141 through 144 to clarify that the disclosure is intended to apply only to certain non-United States investors.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as practicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165.

Sincerely,

/s/ Matthew D. Bloch

Matthew D. Bloch